

Pipeline Data Inc.

December 2004

V 1.7

Investor Disclaimer

The information provided for in this investor presentation contains forward-looking statements that involve risks and uncertainties more fully set forth in the Company's filing. Certain information included in this presentation may contain statements that are forward-looking, such as statements relating to uncertainties that could affect performance and results of the Company in the future and, accordingly, such performance and results may materially differ from those expressed or implied in any forward-looking statements made by or on behalf of the Company. These risks and uncertainties include, but are not limited to those relating to the Company's growth strategy, customer concentration, outstanding indebtedness, seasonality, expansion and other activities of competitors, changes in federal or state laws and the administration of such laws, protection of the securities markets and other risks detailed in the Company's filings with the Securities and Exchange Commission.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made. The Company's actual results could differ significantly from those discussed and/or implied herein.


Summary

Business: **Pipeline Data Inc. provides integrated transaction processing services for all major credit cards.**

Established: **Entered the transaction processing industry March, 2002**

Ticker: **PPDA**

Exchange: **OTCBB**

Clients: **Over 10,000 merchant accounts**

Employees: **Approximately 50**

Share Price: **$ .95**
(as of 11/30/04)

Weighted Shares: **19,735,738**
(as of 9/30/04)

Our Business:
Merchant Payment Processing

Transaction Types

- Retail
- Internet
- B2B

Revenue Streams

- Recurring
- Predictable
- Stable



Merchant

$100 Purchase

Consumer Uses Credit Card






Pipeline Data

$2.00 Gross Revenue
$.40 - $.50 Gross Profit



$98 to Merchant

Financial transaction for illustrative purposes only. Values may not reflect actual payments to the company.

How Large is Our Space?

US Consumer Credit Card Purchase Volume



2003

$1.5 trillion

9.3% annual growth

2008 (projected)

$2.3 trillion

Representing 65% of all consumer retail purchases

*** Source: The Nilson Report, September 2004, Issue #818**

 

The Team

Long-Term Record of Excellence in:

- Building Sales Organizations
- Developing Innovative Technologies
- Successfully Merging, Acquiring & Selling Companies




Pipeline Data Inc.

The Team

MacAllister Smith, CEO and President

–   Former Regional V. P. of Nova Information Systems, 5th largest merchant card processor.   Acquired by USBancorp (NYSE:USB) for over $2 billion

–   Founded Pinnacle Financial Technologies, a merchant card processor specializing in electronic benefits transfer "EBT" in partnership with Lockheed Martin. Acquired by PMT (NASDAQ:PMTS)

–   Founded Access Services, a nationwide network processing switch for retail and online credit and debit cards. Acquired by Digital Courier Technologies (NASDAQ:DCTI)

–   Thirteen years of senior management experience

Kevin Smith, COO (no relation to Pipeline's CEO)

–   Former Senior V. P. of Concord EFS, recently acquired by First Data (NYSE:FDC)

   •   Responsible for wholesale credit card processing division

   •   Brought net pretax profits from $18 million to $30 million in a 24-month period

   •   Increased monthly merchant application count from 1800 to 3750

   •   Managed the division from 75,000 to 115,000 merchant accounts




The Team

Thomas W. Tesmer, CTO

– Former Senior V.P. of Heartland Payment Systems, one of the nation's largest bankcard acquirers

- Created and implemented the company's stand-alone transaction processing division

– Former Executive V. P. and Director of the POS Technology Division of Southeast Switch, Inc. (HONOR)

– Over twenty-five years in the transaction processing industry

Jack Rubinstein, **Chairman of the Board**

– General Partner of DICA Partners, an investment hedge fund located in Hartsdale, New York

– Founding board member of CD Radio, Inc. (Sirius Satellite Radio)

– Founding member of The Capital Market Advisors Network

– Former Director, Bear Stearns & Co. Managed the proceeds of corporate insider securities sales




Four Legged Approach to Growth



Bank Channel



e-Commerce



Acquisition of Merchant Portfolios



Wholesale Division

Pipeline Facilities and Distribution Channels

Brasher Falls, NY
Help Desk Center
Bank Center



- **Services over 500 bank branch locations**
- **New and expanded help desk center**

Braintree, MA
e-Commerce Sales



- **Executive offices**
- **e-Commerce payment solutions**
  - **Gateway, shopping cart**
- **Telemarketing sales force for e-commerce solutions**

Alpharetta, GA
Data Center
ISO Center



- **Primary operations center**
- **Independent Sales Organization (ISO) servicing**
- **Merchant account boarding / compliance / fraud monitoring**

Dallas, TX
Tech Center
Wireless Internet



- **Payment solutions product development**
  - **Government payments**
  - **Wireless applications**
  - **IP-based payments**
- **Third-party software applications development**

 

Technological Advantages

- E-Commerce payment solutions
  - Virtual terminal
  - Integrated shopping cart
  - Recurring payments

- Multiple VAR interfaces

- Mobil payment solutions

Pipeline Data Today



Brasher Falls NY

Boston MA

Atlanta GA

Dallas TX

Offices, HQ

Mobile Merchants

Wireless

500+ Banks

10,000+ Merchant Accounts

*Map is for illustrative purposes ONLY



Acquisition Strategy

- Fragmented industry

- ISO portfolio opportunities
  - Small portfolios purchased at 1-2x gross profit
  - Large portfolios purchased at 2-3x gross profit

- Arbitrage opportunities are prevalent
  - Public valuation for these portfolios is at 6-7x gross profit

- Recent transactions



Industry M&A Activity

Authorize.Net acquired by Lightbridge in 2004
- $82 million cash purchase
- $27.8 million in revenue in 2003

Lynk Systems acquired by Royal Bank of Scotland in 2004
- $525 million purchase
- established in 1991

National City Processing acquired by Bank of America in 2004
- $1.4 billion purchase
- 700,000 merchant accounts

Innovative Merchant Solutions acquired by Intuit in 2003
- $116 million cash purchase
- net revenue of approximately $25 million in 2002
- founded in 1999

Transaction Solutions acquired by IPayment Inc. in 2004
- 4,000 merchant accounts
- generating 250 new monthly accounts





merchant
Pipeline Data Inc.
BANK
merchant's account

Goals for the Future



EXCHANGE
9-15
WALL ST

National Market Listing



THE NILSON REPORT
Top 20 Credit Card Processors
GENERAL PURPOSE CARDS
PURCHASE VOLUME
WORLDWIDE
GASOLINE CREDIT CARDS
Bank Card Fra
Worldwide
58.26%
28.08%
11.33%

Become One of the Top 20 Credit Card Processors



Complete Buildout of State-of-the-Art Help Desk



Complete Build-Out of Base-1 Interface





Pipeline Data Inc.

22% anticipated annual growth rate for 2005[1]

Pipeline Data Processing "PDP" expected to provide added growth for 2005

PDP build-out complete
- $400k spent in hard and operational costs
- $400k anticipated in additional operating costs
- Break-even by end of Q2, 2005

Profitability anticipated for 2005

Gross Revenue $ in 000's

Year	Value	Growth
2001	478	
2002	3,500	632%
2003	10,248	193%
2004 Projected	16,000	56%
2005 Projected	19,500	22%

[1]**Excludes acquisitions and wholesale processing division, PDP.**

*****See appendix for detailed explanation of gross revenue calculation. 2004 and 2005 revenue is projected.**


Pipeline Data Inc.

merchant's account

Financials

	Current FY 04 Q3	First 9 Mos. 2004	First 9 Mos. 2003
Gross Revenue*	$ 4,172,339	$ 11,122,193	$ 7,285,318
Gross Profit	$ 778,514	$ 2,171,291	$ 1,235,826
Gross Profit %	18.7%	19.5%	17.0%
Operating Exp.	$ 846,637	$ 2,031,687	$ 1,465,059
Operating Income	$ (68,123)	$ 139,604	$ (229,233)
Net Income	$ (163,771)	$ (50,926)	$ (266,818)
EPS	(0.01)	0.00	(0.02)

*See appendix for detailed explanation of gross revenue calculation.

Strong Sequential Growth



Gross Revenues in 000's

Past performance is no indication of future results. *See appendix for detailed explanation of gross revenue calculation.

Q4 2004 revenue is projected.

Peer Group Revenue Growth
Based on Q3 2004 vs. Q3 2003 Results



70.00%
60.00%
50.00%
40.00%
30.00%
20.00%
10.00%
15.00%
18.00%
56.04%
61.75%
Company Market Cap
Alliance Data $3.5B
Electronic Clearing House $57MM
IPayment $650MM
Pipeline Data $26M

Past performance is no indication of future results. Electronic Clearing House data from last available quarter (6/30/04). *See appendix for detailed explanation of gross revenue calculation.

Comparative Gross Profit Multiples



*Data reflects share prices and four quarters of gross profit as of September 30, 2004. *See appendix for detailed explanation of gross revenue calculation. Electronic Clearing House data from last available quarter (6/30/04).


Our Competitive Advantages

- Increasing Margins in a Competitive Industry
- MasterCard/Visa Contracts Renegotiated Due to Incremental Merchant Account Growth
- Technological Advantages




Why Invest in Pipeline Data?

- Highly Seasoned Management
- Post-Development Stage Company Experiencing Rapid Growth
- Recurring, Predictable Revenue Streams
- Fragmented Market With Abundant M&A Opportunities to Further Accelerate Top-Line Growth
- Significantly Undervalued Compared to Peer Group




Q & A

$ in 000's

□ Gross Revenue ■ Gross Profit

Year	Gross Revenue	Gross Profit
2001	478	417
2002	3,500	779
2003	10,247	1,713
2004 Projected	16,000	3,040
2005 Projected	19,500	3,900

*See appendix for detailed explanation of gross revenue calculation. 2004 and 2005 revenue are projected.




Appendix

- Sources for Company and Industry Information
- Explanation of Gross Revenue
- Executive Summary
- Select Financial Data

To learn more about Pipeline Data, visit:

www.pipelinedata.com

To learn more about the payments industry, visit:

www.nilsonreport.com

www.electran.org

*Pipeline Data Gross Revenue Statement: Revenues are reported gross of amounts paid to sponsor banks, as well as interchange and assessments paid to credit card associations (MasterCard and Visa) under revenue sharing agreements pursuant to which such parties receive payments based primarily on processing volume for particular groups of merchants. Included in cost of goods and services sold are the expenses covering interchange and bank processing directly attributable to the furnishing of transaction processing and other services to the Company's merchant customers and are recognized simultaneously with the recognition of revenue.